SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 10 May 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

10 May 2012

BT GROUP PLC

RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2012

BT Group plc (BT.L) today announces its results for the fourth quarter and year to 31 March 2012.

Fourth quarter and full year results:

		Fourth quarter to 31 March 2012		Year to 31 March 2012
		£m	Change	£m	Change
Revenue1		4,875	(4)%	19,307	(4)%
Underlying revenue excluding transit			(2.0)%		(1.9)%
EBITDA1		1,609	4%	6,064	3%
Profit before tax	- adjusted1	690	13%	2,421	16%
	- reported	724	46%	2,445	42%
Earnings per share	- adjusted1	6.8p	10%	23.7p	13%
	- reported	8.1p	33%	25.8p	33%
Free cash flow2		909	£290m	2,522	£299m
Net debt				9,082	£266m
Full year proposed dividend				8.3p	12%

Key points:
• Underlying revenue excluding transit down 1.9% for the year, within our target range
• EBITDA1 target of above £6bn delivered a year early
• Free cash flow2 of £2.5bn, up 13% and well above expectations
• Net debt up £266m after £2.0bn pension deficit payment
• Proposed final dividend of 5.7p, up 14%, giving a full year dividend of 8.3p, up 12%
• 10m homes and businesses passed with fibre, many months ahead of schedule

Outlook:
We expect
• Underlying revenue excluding transit to show an improving trend in 2013 and 2014
• Growth in EBITDA1 in 2013 and 2014
• Normalised free cash flow (which excludes pension deficit payments and related tax credits) of £2,307m in 2012 to be broadly level in 2013 and above £2.4bn in 2014
• BT Global Services to deliver solid EBITDA growth in 2013
• BT Global Services operating cash flow to be lower in 2013 before returning to growth in 2014
• Dividends to grow by 10%-15% per year for the next three years
• Share buyback programme of around £300m in 2013

Ian Livingston, Chief Executive, commenting on the results, said:

"In what remains a challenging environment we have delivered another year of growth in profits and free cash flow. Our financial strength has allowed us to invest in the business, make a £2bn payment into the pension fund, reward employees and deliver double digit growth in shareholder returns.

1 Before specific items
2 Before specific items and pension deficit payments

"We have now passed 10m homes and businesses with our fibre roll-out. This is many months ahead of schedule and brings the benefits of super-fast broadband to families and businesses in cities, towns and rural areas across the UK. We remain the leading provider of broadband in the UK and over half a million customers are already taking our fibre-based BT Infinity product. At a time when many of our corporate customers are facing their own challenges, our investments internationally will help those seeking to expand in faster growing economies and this is reflected in £2bn of new orders won by BT Global Services this quarter.

"While we will be impacted by economic and regulatory headwinds, we expect to continue to grow profits over the next two years, with normalised free cash flow growing to above £2.4bn in 2014. We will continue to pursue our prudent financial strategy, investing in the long-term future of the business, supporting the pension scheme, paying down debt and enhancing shareholder returns.

"We have made progress again this year delivering for all our stakeholders, but we know there is more to do."

RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2012
Group results

	Fourth quarter to 31 March			Year to 31 March
	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,875	5,055	(4)	19,307	20,076	(4)
- reported (see Note below)	4,875	5,055	(4)	18,897	20,076	(6)
- underlying revenue excluding transit2			(2.0)			(1.9)
EBITDA
- adjusted1	1,609	1,551	4	6,064	5,886	3
- reported	1,595	1,449	10	5,891	5,557	6
Operating profit
- adjusted1	863	789	9	3,092	2,907	6
- reported	849	687	24	2,919	2,578	13
Profit before tax
- adjusted1	690	610	13	2,421	2,083	16
- reported	724	495	46	2,445	1,717	42
Earnings per share
- adjusted1	6.8p	6.2p	10	23.7p	21.0p	13
- reported	8.1p	6.1p	33	25.8p	19.4p	33
Full year proposed dividend				8.3p	7.4p	12
Capital expenditure	695	779	(11)	2,594	2,590	0
Free cash flow3
- adjusted1	909	619	47	2,522	2,223	13
- normalised4	909	582	56	2,307	2,076	11
Net debt				9,082	8,816	3

Note: Reported revenue for the year to 31 March 2012 includes a specific charge of £410m recognised in Q2 2012 relating to a retrospective regulatory ruling in Germany, which had no impact on profits or cash.

Line of business results1

	Revenue			EBITDA			Operating cash flow
	2012	20115	Change	2012	2011	Change	2012	2011	Change
Fourth quarter to 31 March	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,996	2,078	(4)	186	184	1	164	70	134
BT Retail	1,861	1,916	(3)	486	476	2	440	432	2
BT Wholesale	958	1,024	(6)	293	321	(9)	314	331	(5)
Openreach	1,301	1,255	4	603	539	12	364	282	29
Other and intra-group items	(1,241)	(1,218)	(2)	41	31	32	(373)	(496)	25
Total	4,875	5,055	(4)	1,609	1,551	4	909	619	47
Year to 31 March
BT Global Services	7,809	8,059	(3)	627	593	6	183	119	54
BT Retail	7,393	7,700	(4)	1,830	1,784	3	1,362	1,382	(1)
BT Wholesale	3,923	4,201	(7)	1,208	1,316	(8)	800	911	(12)
Openreach	5,136	4,930	4	2,299	2,132	8	1,195	1,078	11
Other and intra-group items	(4,954)	(4,814)	(3)	100	61	64	(1,018)	(1,267)	20
Total	19,307	20,076	(4)	6,064	5,886	3	2,522	2,223	13

1 Before specific items. Specific items are defined below and analysed in Note 4 to the condensed consolidated financial statements
2 Underlying revenue excluding transit is defined below
3 Before pension deficit payments of £2,000m in Q4 2012 and FY 2012 (Q4 2011: £505m; FY 2011: £1,030m)
4 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
5 Restated for the impact of customer account moves. See Note 1 to the condensed consolidated financial statements

Notes:

1)   Unless otherwise stated, any reference to revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax, earnings per share (EPS) and free cash flow are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the
      Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported
      EBITDA, reported operating profit, reported profit before tax, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2)   Underlying revenue is a measure which seeks to reflect the underlying revenue performance of the group that will contribute to long-term profitable growth. As such it excludes any increases or decreases in revenue as a result of acquisitions or disposals, any foreign exchange movements affecting revenue and any specific items. We are focusing on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates. Underlying costs is a measure which seeks to reflect the underlying costs of the group. As such it excludes any decreases or increases in costs as a result of acquisitions or disposals, any foreign exchange movements affecting costs and any specific items.

3)   Unless otherwise stated, the references 2011, 2012, 2013 and 2014 are the financial years to 31 March 2011, 2012, 2013 and 2014, respectively, except in relation to our fibre roll-out plans which are based on calendar years.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Catherine Nash                                                                        Tel: 020 7356 4909

The fourth quarter and full year 2012 results presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The BT Group plc Annual Report & Form 20-F 2012 is expected to be published on 24 May 2012. The Annual General Meeting of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX on 11 July 2012 at 11.00am.

Results for the first quarter to 30 June 2012 are expected to be announced on Wednesday 25 July 2012.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/0327D_1-2012-5-9.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 10 May 2012